KRYS BOYLE, P.C.
                          Attorneys at Law
Telephone              Suite 2700 South Tower                 Facsimile
(303) 893-2300         600 Seventeenth Street            (303) 893-2882
                     Denver, Colorado 80202-5427


                            July 17, 2008


Jennifer Hardy
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, DC  20549

     Re:  CET Services, Inc.
          Revised Preliminary Proxy Statement on Schedule 14A
          Filed June 9, 2008
          File No. 001-13852

Dear Ms. Hardy:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated July 15, 2008 (the "Comment Letter") regarding CET Services, Inc. ("CET" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

Q.  What happens if the merger is not consummated?, page 10

1.	We note your response to comment 14 in our letter dated June 25,
2008. Please clarify, as you do on page 58, that the break-up fee could result in a substantial liability to CET if CET were to breach its obligations under the merger agreement.

In response to this comment and a telephone conference with Dieter King of the Commission's staff, we will add the following disclosure at the end of the paragraph under the heading "Potential Break-Up Fee" on Page 8 and at then end of the answer to the question "What happens if the merger is not consummated?" on page 10 in the definitive proxy statement:

"This could result in a substantial liability to us if we were to terminate the merger agreement for reasons other than those described in the merger agreement."

The Merger Agreement, page 53

Number of Shares of Common Stock page 54

2.	We note your response to comment 31 in our letter dated June 25,
2008. For consistency in presentation, please revise the table on page 54 summarizing the number of shares issuable as a result of the merger to give effect to an assumed 1-for-3 reverse stock split, as you have done in the companion table on page 8.

In response to this comment, we will revise the table on page 54 to read as follows in the definitive proxy statement:

"The following table sets forth information regarding the anticipated consideration to be issued by CET to the BMTS shareholders and warrant and option holders in connection with the merger:

	Number of Shares of Common Stock (1)

Issued to BMTS shareholders in the merger            26,058,961
Shares underlying BMTS options and warrants
assumed in the Merger                                 3,326,426

Total                                                29,385,387
_____________________

     (1) The foregoing does not give effect to the proposed reverse split and assumes that CET has an aggregate of 5,626,989 shares issued and outstanding and BMTS has an aggregate of 10,186,000 shares issued and outstanding, both on a fully diluted basis, immediately prior to the merger. In addition, it assumes that a 1-for-3 reverse split is effected."

     Please contact the undersigned if we can be of any additional assistance in connection with your review of this matter.

                                 Very truly yours,

                                 KRYS BOYLE, P.C.


                                 By /s/ James P. Beck
                                    James P. Beck
JPB/jn


cc:  CET Services, Inc.